UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-36632
FORM 12b-25	CUSIP NUMBER 290846 104

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q        ☐ Form 10-D

☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: September 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

EMCORE Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2015 W. Chestnut Street

Address of Principal Executive Office (Street and Number)

Alhambra, California 91803

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by EMCORE Corporation (“EMCORE”) with the Securities and Exchange Commission on August 9, 2022, EMCORE purchased the assets related to the inertial navigation segment (the “Business”) from KVH Industries (“KVH”) on that date pursuant to the terms of the Asset Purchase Agreement (the “Purchase Agreement”) dated as of August 9, 2022 (the “Effective Date”).

EMCORE and KVH also entered into a Transition Services Agreement (the “TSA”) dated August 9, 2022 which obligated KVH to provide EMCORE transition services, which services include but are not limited to providing EMCORE financial information as to the performance of the Business for the period from the Effective Date until the end of EMCORE’s fiscal year (September 30, 2022) (the “Financial Information”).

KVH did not provide the Financial Information to EMCORE on a timely basis in order for EMCORE to complete its internal financial statement close process, including the accounting for the preliminary purchase price allocation associated with the Business, for the three-month and twelve-month period ended September 30, 2022. As a result, EMCORE was unable to compile in a timely manner the consolidated financial information required to prepare its Annual Report on Form 10-K for the year-ended September 30, 2022, within the prescribed time period.

EMCORE anticipates that it will file its Annual Report on Form 10-K for the year ended September 30, 2022 as soon as possible within the filing extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Minichiello	(626)	293-3400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMCORE Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2022	By:	/s/ Tom Minichiello
Name: Tom Minichiello
Title: Chief Financial Officer